May 20, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 3720

Attention:                                         Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

John Harrington, Staff Attorney

Robert Littlepage, Accountant Branch Chief

Kenya Gumbs, Staff Accountant

Re:                             UTStarcom, Inc.

Amendment No. 1 Annual Report on Form 10-K

Filed April 19, 2011

File No.  000-29661

Ladies and Gentlemen:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 18, 2011 (the “Staff Letter”) relating to Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 10-K for the year ended December 31, 2010 (“2010 Form 10-K”) filed by UTStarcom, Inc., a Delaware corporation (the “Company”), on April 19, 2011 (File No. 000-29661).

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response.

Risk Factors — Factors Affecting Future Operating Results — Risks Related to Our Business, page 4

Failure to achieve and maintain effective internal controls. . ., page 4

1.              We note your response to comment two in our letter dated May 9, 2011.  However, we believe further disclosure should be provided in order to enable a more complete understanding of the events surrounding the material wire transfer and the company’s response to those events.  We believe this information is appropriate so that investors can better assess the significance of this risk factor.

As discussed with the Staff, we propose to revise the disclosure in Part II Item 9A of the 2010 Form 10-K as amended by Amendment No. 1 to provide additional information regarding the material weakness identified in the Company’s internal controls on financial reporting and the related transfer of funds and to make corresponding changes to the related risk factor.  The proposed revised disclosure and risk factor are as follows:

Part II Item 9A Controls and Procedures:

“The Company did not maintain effective controls over treasury process.    Specifically, the Company did not maintain adequate segregation of duties and implement appropriate approval requirements for non-routine transactions relating to cash management. As a result of the transition of treasury functions from our US headquarters to China, the Global Treasurer and China Treasurer roles were consolidated.  Due to lack of segregation of duties, the controls did not prevent our Global Treasurer from opening a bank account in the name of the Company and transferring 150 million RMB to the account without appropriate analysis of the business rationale and adequate authorization for the opening of the account and the transfer.  The Company was informed by the bank that a third party subsequently attempted to transfer 20 million RMB from the account but the bank refused.  The Company conducted an internal review but was unable to conclude the reasons for the opening of the account and the subsequent transfer and attempted transfer.  The Company also reported the matter to the local authorities.  The Global Treasurer was terminated.  No funds were transferred from the Company’s account and this control deficiency did not result in any losses to the Company in the year ended December 31, 2010.”

Part I Item 1A Risk Factors—Factors Affecting Future Operating Results—Risks Related to Our Business:

“Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requires that we establish and maintain an effective internal control structure and procedures for financial reporting and include a report of management on our internal control over financial reporting. Our Annual Report on Form 10-K must contain an assessment by management of the effectiveness of our internal control over financial reporting and must include disclosure of any material weaknesses in internal control over financial reporting that we have identified. In addition, our independent registered public accounting firm must attest to the effectiveness of our internal control over financial reporting.

We have in the past and as of December 31, 2010 identified material weaknesses in our internal control over financial reporting and have concluded that our internal controls over financial reporting were not effective as of December 31, 2010. The material weaknesses could result in potential losses to the Company due to misappropriation of assets that might not be prevented or detected.  For example, because we did not maintain adequate segregation of duties and implement appropriate approval requirements for non-routine transactions relating to cash management, an unauthorized bank account in the name of the Company was opened and a 150 million RMB wire transfer was made to the account without appropriate analysis of the business rationale and adequate authorization of the transfer.  We were informed by the bank that a third party subsequently attempted to transfer 20 million RMB from the account, but the bank refused.  The requirements of Section 404 of the Sarbanes-Oxley Act are ongoing and also apply to future years. We expect that our internal control over financial reporting will continue to evolve as we continue in our efforts to transform our business. Although we are committed to continue to improve our internal control processes and we will continue to diligently and vigorously review our internal control over financial reporting in order to ensure compliance with the Section 404 requirements, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. In addition, successful remediation of the noted control deficiencies is dependent on our ability to hire and retain qualified personnel. Therefore, we cannot be certain that we will be able to successfully remediate our existing material weaknesses or that in the future, additional material weaknesses or significant deficiencies will not exist or otherwise be discovered.”

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Other Matters

Please direct your questions or comments to me by telephone at +86 (10) 8520-5151 or by fax at +86 (10) 8520-5599.  Please also feel free to contact our legal counsel, Carmen Chang or Scott Anthony at (650) 493-9300 or by fax at (650) 493-6811.  Thank you for your assistance.

Respectfully submitted,

UTSTARCOM, INC.

/S/ EDMOND CHENG

Edmond Cheng, Chief Financial Officer

cc:                                 Jack Lu, President and Chief Executive Officer, UTStarcom, Inc.

Carmen Chang, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Scott Anthony, Esq., Wilson Sonsini Goodrich & Rosati, P.C.